Exhibit 99.1

LATAM REPORTS EBITDAR OF US$467 MILLION IN THE FOURTH QUARTER AND CLOSES 2022 WITH US$2.3 BILLION OF LIQUIDITY

Santiago, Chile, March 9, 2023 – LATAM Airlines Group S.A. (SSE: LTM), announced today its consolidated financial results for the fourth quarter ending December 31, 2022. “LATAM” or “the Company” makes reference to the consolidated entity, which includes its passenger and cargo affiliated airlines in Latin America. LATAM prepares its financial statements under IFRS as issued by the IASB, however, for ease of presentation and comparison, the Income Statement in this report is presented in an adapted US Format. On some occasions, adjustments to these Income Statement figures are made for Special Items. A table reconciling these figures adjusted for Special Items to their as-reported IFRS figures can be found at the end of the report. All figures in this report are expressed in U.S. dollars. Percentages and certain U.S. dollar, Chilean peso and Brazilian real amounts contained in this report have been rounded for ease of presentation. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding. The Brazilian real / U.S. dollar average exchange rate for the quarter was BRL 5.26 per USD.

HIGHLIGHTS

●	On November 3, 2022, LATAM successfully emerged from Chapter 11, following more than two years of significant transformation that improved LATAM’s cost and capital structures, positioning the group as a clear leader in the region. The table below succinctly outlines the transformation in a few key operational and financial indicators:

	Prior to Chapter 11 (2019)	Post Chapter 11 (2022)
Gross Debt	US$10.4 billion	US$6.5 billion
Liquidity	US$1.3 billion	US$2.3 billion
Passenger Revenue	US$9,006 million	US$7,636 million
Cargo Revenue	US$1,064 million	US$1,726 million
Liquidity (% of LTM revenues )	19.7%	24.3%
Adjusted Passenger CASK Ex-Fuel (4Q19 / 4Q22)	US$4.3 cents	US$4.0 cents
Fleet Cash Costs	~ US$1.4 billion	~ US$0.8 billion

Note: Gross Debt and Liquidity at Chapter 11 filing. Gross Debt excludes associated guarantees.

●	As of the year-end, and as a result of its reorganization proceedings, the Company was able to reduce its gross debt by 37.5% to US$6.5 billion and increase its liquidity by 77% to US$2.3 billion. Additionally, the group has been able to maintain or strengthen its market share in the five domestic markets and the international segments where it operates when compared to pre-filing.

●	During the fourth quarter, the group’s consolidated operations were 83.2% of 2019 levels (measured in ASKs), representing the highest level of quarterly operations since the beginning of the pandemic when compared with 2019 numbers and a steady recovery. Furthermore, LATAM group finished the year operating 144 destinations in 22 countries, in line with the number of destinations flown as of 2019 year end. In December, the domestic operation for the Brazilian affiliate reached 97.6% of 2019 levels (measured in ASKs), while the affiliates in the Spanish-speaking countries (Colombia, Chile, Peru and Ecuador) and international operations reached 80.7% and 79.5% of 2019 levels, respectively.

●	During the quarter, total operating revenues (including other income from operating activities) registered US$2,744 million (+37.5% vs 2021 and -4.4% vs 2019), while operating expenses were US$2,604 million (+35.5% vs 2021 and +3.3% vs 2019), propelled by a 51.5% increase in jet fuel price versus 2021. As a result, LATAM reported US$139.7 million in operating income for an operating margin of 5.1% and an adjusted operating margin, net of special items, of 8 % for the quarter, outperforming the Updated Business Plan projection for the period. EBITDAR amounted to US$466.8 million in the quarter and, adjusting for special items, LATAM reported an Adjusted EBITDAR of US$520.1 million. Adjusted EBITDAR in the full year 2022 was US$1,314.3 million.

1

●	The group registered a net income attributable to the owners of the parent company of US$2,538 million in the fourth quarter and a full year net income of US$1,339 million. This result is explained by gains on the renegotiation of its accounts payable and financial liabilities, and the derecognition of right-of-use assets, during the fourth quarter following the group’s emergence from its Chapter 11 proceedings. Due to the group’s accumulated losses as of the year end, the net income is not eligible for profit distribution via dividends. However, the Board has proposed to submit to the consideration of the shareholders of the Company (and recommended to approve), a reduction of the statutory capital of the Company through the total absorption of the accumulated losses.

●	At an extraordinary shareholders’ meeting held on November 15, 2022, LATAM’s shareholders elected a new board of directors, which will hold office for a period of two years. The board is currently composed of nine members: Ignacio Cueto Plaza (Chairman), Bornah Moghbel (Vice-Chairman), Enrique Cueto Plaza, Frederico Curado, Antonio Gil Nievas, Michael Neruda, Bouk van Geloven, Sonia J.S. Villalobos, and Alexander D. Wilcox.

●	Following the Company’s capital increase of approximately US$10.3 billion (including a cash injection of approximately US$5.4 billion), carried out in the context of its reorganization proceedings and approved at the extraordinary shareholders’ meeting held on July 5, 2022, as of December 31, 2022, LATAM group had 605,231,854,725 shares subscribed and paid. This represents more than 99.8% of the group’s statutory capital, represented by 606,407,693,000 shares.

●	After the quarter end, on January 19, 2023, the Company released its guidance for full year 2023. For 2023, LATAM expects an annual growth in its passenger and cargo operations of over 20%, accompanied by a Passenger CASK ex-fuel of US$4.0-4.1 cents, reflecting LATAM’s transformation post Chapter 11 and the result of all the cost savings initiatives fully implemented during the reorganization process. LATAM expects an EBITDAR in 2023 between US$2.0 – 2.2 billion, and in terms of leverage, the group expects to have a Net Debt/Adjusted EBITDAR between 2.9x – 3.1x by the end of 2023. LATAM group continues driving its efforts towards further decrease costs and increase capacity, while keeping a strong focus on profitability and cash generation.

MANAGEMENT COMMENTS – FULL YEAR 2022

2022 was a milestone year for LATAM group, in which it successfully completed a major financial restructuring while continuing to advance in its strategic objectives and the recovery of its operations. As a result of the reorganization process, the group was able to reduce gross debt by 37.5%, increase liquidity by 77%, and reduce Passenger CASK ex-Fuel by 6% despite inflationary pressures. During the year, LATAM group transported approximately 62 million passengers, representing an increase of 22 million passengers from 2021 and alongside the significant recovery of its network and operations. The group ended the period operating a similar number of destinations as compared to pre-pandemic and 83.2% of capacity (measured in ASKs) versus 2019 levels. The ramp up is expected to continue during 2023 in which LATAM group expects to operate 20% more than 2022 with regard to its passenger and cargo operations (measured in ASK and ATK).

Following the JVA’s with Delta Air Lines approval in September of 2022, the airlines have begun to work closely together on its implementation within the JVA scope, coordinating capacity, scheduling and pricing for both passenger and cargo business. As a result, two new routes have been announced under the JVA. In July 2023, LATAM Airlines Brazil will operate Los Angeles – Sao Paulo and LATAM Airlines Colombia will operate Orlando – Bogota, helping Delta and LATAM group to further expand the JVA network between North America and South America.

During 2022, LATAM retrofitted 81 aircraft, reaching 89% of progress in the homologation and densification of all its narrow body fleet (excluding aircraft available for sale). This as part of its continued efforts towards improving its product offering and transforming the experience of its passengers. In addition, the group has worked to incorporate in-flight Wi-Fi in its Brazilian operations and as of the year-end had 98 narrow body aircraft operating with in-cabin Wi-Fi. This feature will be fully functioning in all of the Brazilian affiliate’s fleet during the first half of 2023. The project has already started to show its benefits in customer experience, with approximately 18% of passengers in domestic Brazil having used this feature at the end of 2022.

2

Recently, LATAM was once again recognized by S&P for its 2022 Corporate Sustainability Assessment as the leading airline in the Americas and Europe and fifth worldwide in terms of its environmental, social and governance sustainability practices.

In context of its “A Necessary Destination” sustainability agenda, at the end of 2022, LATAM group announced the expansion of the Alliance with the Cataruben Foundation, located in the Colombian Orinoquia wetlands region. The project, which is a key area for biodiversity, aims for the conservation of 575,000 hectares and promotes a collaborative compensation model, as it supports 700 families and expects to capture more than 11 million tons of CO2 by 2030. Additionally, as part of the group’s commitment to eliminate single-use plastics from operations in 2023, the group recently reported a 77% reduction, on track to meet its goal. This important reduction is the result of the different initiatives developed during 2022, mainly driven by the substitution of on-board catering to reusable and sustainable materials. Finally, midway through the year, LATAM announced that it seeks to reach 5% of Sustainable Aviation Fuels (SAF) use of total fuel consumption in 2030, ideally favoring local producers. In this same vein, LATAM made its first flight using SAF, in March of 2023, continuing to advance in its intention of accelerating efforts to generate the necessary conditions for a more sustainable commercial aviation industry.

MANAGEMENT DISCUSSION AND ANALYSIS OF FOURTH QUARTER 2022 RESULTS

LATAM’s total operating revenues amounted to US$2,744 million in the fourth quarter of 2022, well above the previous year’s levels, posting a 37.5% increase versus 4Q21 and mainly influenced by the 55.3% increase in passenger revenues over the prior year. During the fourth quarter, passenger revenues represented 83.5% of total operating revenues, while cargo operations amounted to 15.3% of LATAM’s quarterly total operating revenues.

Total revenues for full year 2022 reached US$9,517 million compared to US$5,111 million in 2021. The 86.2% increase is explained by a 128.5% increase in passenger revenues, and a 12.0% increase in cargo revenues. Passenger and cargo revenues accounted for 80.2% and 18.1% of total operating revenues, respectively, for the full year 2022.

Passenger revenues increased 55.3% versus 2021, to US$2,291 million, following a sustained increase in operations accompanied by healthy demand and yields. During the period, passenger demand (measured in RPKs) increased 31.1% and passenger yields grew 18.5% versus 2021. In terms of capacity versus 2019 levels, passenger operations once again posted a positive quarter-over-quarter increase, with total ASKs reaching 83.2% of 2019 levels, representing the highest level of operations since the beginning of the pandemic. During the quarter, LATAM group reached a solid consolidated load factor of 81.4% (-1.5 p.p. versus 2019).

Cargo revenues decreased 9.6% in the quarter compared to the previous year to US$420 million, mainly explained by the softening of cargo yields in the recent months. Compared to the pre-pandemic context, revenues outperformed the same period of 2019 by 50%, mainly explained by the context of increased cargo yields and the expansion of the group’s cargo-dedicated fleet. As of December 31, 2022, LATAM had 16 cargo-dedicated freighters. For the second quarter in a row, consolidated cargo capacity (measured in ATKs) exceeded 2019 levels, representing a 6.2% increase, accompanied by a 45.6% increase in average cargo yields.

3

Other income amounted to US$32.7 million, decreasing 41.4% versus the previous year, mainly due to the cessation of certain compensation payments from Delta Air Lines as agreed upon in the signing of the Joint Venture Agreement in 2019 and the subleasing of aircraft to third parties.

Total operating expenses in the quarter totaled US$2,605 million, an increase versus the previous year in accordance with the increased operations, though propelled by the significant increase in the price of jet fuel. In the fourth quarter of 2022, average fuel price (excluding hedges) increased 51.5% versus the previous year and 66.7% versus the same period of 2019.

Excluding fuel, operating expenses were 13.5% below the same period of 2019 and a pre-pandemic context.

The changes in adjusted operating expenses during the quarter were mainly explained by:

●	Wages and benefits decreased 11.2% versus 2019 following a 22.4% reduction in average headcount compared with the same quarter of 2019 and partially offset by the impact of a “Corporate Incentive Plan” for employees as considered in the reorganization plan, recognized during the quarter, which is presented as a special item and has therefore been adjusted for in the adjusted financial figures.

●	Aircraft fuel costs increased 44.2% compared to 2019 mainly explained by the increase in fuel price. During the quarter, average fuel price (excluding hedges) noted a 66.7% increase versus the same period of 2019 (+51.5% versus 2021). During the year 2022, LATAM recognized a gain of US$18.8 million related to hedging contracts, which compares to a gain of US$10.1 million during the same period of 2021.

●	Commissions to agents decreased 10.1% versus 2019, in line with a 7.5% reduction in passenger revenues as compared to 2019.

●	Depreciation and amortization dropped 23.1% versus 2019, mainly explained by the fleet reduction and other related negotiations carried out during the group’s reorganization process.

●	Other rental and landing fees decreased by 22.1% compared to 2019, driven by the reduced level of operations.

●	Passenger services expenses fell 6.4% versus 2019, mostly due to a 14.0% reduction in the total number of passengers carried during the quarter and partially offset by an increase in catering and onboard services expenses.

●	Aircraft rentals expenses, which correspond to LATAM’s fleet’s power-by-the-hour (PBH) contracts, amounted to US$26.7 million, representing a US$35.4 million decrease versus 4Q21. This expense is considered a special item since there is a non-cash double counting of fleet PBH in Aircraft Rentals and in the Depreciation & Amortization line, and therefore has been adjusted for in the adjusted financial figures. PBH contracts will continue to be in place in 2023 as certain wide-body fleet contracts remain in effect until 2024. These variable payment agreements were implemented following their approval by the U.S. Bankruptcy Court in context of Chapter 11 proceedings during the second and third quarters of 2021[1].

●	Aircraft maintenance expenses totaled US$144 million, corresponding to a 12.5% increase versus 2019, mainly explained by higher unit costs due to global inflationary pressures and an increase in the group’s projected future operations. The main items registered in this line include engine maintenance and repairs, in addition to aircraft in-cabin maintenance.

●	Other operating expenses decreased by 17.7% compared to 2019, mainly due to lower costs related with cabin crew variable costs and booking systems.

[1]	Beginning in the second quarter of 2021, LATAM amended its Aircraft Lease contracts, which included lease payment based on Power by the Hour (PBH) at the beginning of the contract and then switches to fixed-rent payments. A right of use asset and a lease liability was recognized as result of those amendments at the date of modification of the contract, even if they initially have a variable payment period. As a result of the application of the lease accounting policy, the right of use assets continues to be amortized on a straight-line basis over the term of the lease from the contract modification date. The expenses for the period include both: the lease expense for variable payments (Aircraft Rentals) as well as the expenses resulting from the amortization of the right of use assets from the beginning of the contract (included in the Depreciation line) and interest from the lease liability (included in Lease Liabilities).

4

Non-operating Result

●	Interest income amounted to US$1,017.8 million in the quarter versus US$10.0 million in 2019. The quarter’s result is attributed to the group’s emergence from Chapter 11 in which it recognized gains on the renegotiation of certain financial claims as well as a reversal of previously recognized accrued interest for financial liabilities that were restructured.

●	Interest expense increased 44.6% compared with 2019, to US$237 million during the fourth quarter of 2022 mainly due to the DIP financing that the company had in place until the exit of Chapter 11, and DIP-to-Exit financing.

●	Under other income (expense), the Company registered a US$1,716 million income during the quarter. This was mainly explained by gains on the settlement of Chapter 11 claims for its accounts payable, financial liabilities and derecognition of right-of-use assets, result of the renegotiations during the Chapter 11 proceedings and recognized during the fourth quarter following LATAM’s emergence. In the quarter, LATAM also reported foreign exchange losses of US$23.4 million due to the depreciation of the Spanish-speaking countries’ currencies.

●	Net profit attributable to the owners of the parent company during the quarter was US$2,538 million, conditioned by the restructuring activities gains aforementioned registered under the adjusted non-operating result lines. Due to the group’s accumulated losses as of the year end, the net income is not eligible for profit distribution via dividends. However, the Board has proposed to submit to the consideration of the shareholders of the Company (and recommended to approve), a reduction of the statutory capital of the Company through the absorption of the accumulated losses.

LIQUIDITY AND FINANCING

At the end of 2022, LATAM’s financial debt amounted to US$4.2 billion, while gross debt (financial debt and lease liabilities) was US$6.5 billion. As a result, as of December 31, 2022, LATAM had reduced its gross debt by approximately US$3.9 billion when compared to the pre-filing amount, representing a 37.5% decrease. At the end of the period LATAM reported leverage (net financial debt/ EBITDAR) of 4.2x.

Additionally, LATAM reported liquidity of US$2,317 million, comprised of US$1,217 million in cash and cash equivalents and certain highly liquid investments accounted for in other current financial assets, plus US$1,100 million in available and fully undrawn revolving credit facilities (“RCF”), as of December 31, 2022. In 2022, LATAM registered a net increase in cash and cash equivalents of US$169.8 million. Total liquidity as a percentage of last twelve months’ revenues amounts to 24.3%.

With respect to LATAM’s fuel hedging policy, the main objective of the policy is to protect against medium-term liquidity risk from fuel price increases, while benefiting from fuel price reductions. Accordingly, LATAM hedges a portion of its estimated fuel consumption. Hedge positions per quarter for the next months, as of February 28, 2023, are shown in the table below:

	1Q23	2Q23	3Q23	4Q23
Hedge positions
Estimated Fuel consumption hedged	26%	44%	28%	13%

CHAPTER 11 MILESTONES

On November 3, 2022, LATAM and certain of its subsidiaries successfully emerged from their Chapter 11 proceedings as a more efficient and cost-competitive group. The reorganization process gave LATAM group an opportunity to work with its respective creditors and other stakeholders to reduce debt, access new sources of financing, and continue its operations, while enabling the group to adapt its business to the new reality. As a result, the group had a gross debt of US$6.5 billion and total liquidity of over US$2.3 billion as of December 31, 2022, representing a 37.5% decrease in debt and 77% increase in liquidity compared to pre-filing.

5

In order to emerge from the Chapter 11 process, LATAM conducted a capital raise of approximately US$10.3 billion (including an approximate US$5.4 billion injection of new funds) comprised of an equity rights offering (“ERO”) of US$800 million and the issuance of three classes of convertible notes for approximately US$9.5 billion. As of December 31, 2022, almost the entirety of the convertible notes (ie. 99.8%) had been converted into shares - a total of 18,820,511,197 shares underlying Convertible Notes Series A; 126,657,203,849 shares underlying Convertible Notes Series B; and 385,337,856,192 shares underlying Convertible Notes Series C had been delivered as a result of such conversions. Following the ongoing conversion process of Convertible Notes, LATAM had a total of 605,231,854,725 subscribed and paid shares, representing 99.8% of the Company’s statutory capital, which is represented by 606,407,693,000 shares.

The new common stock resulting from LATAM’s capital raise trades freely on the Santiago Stock Exchange with the same ticker “LTM”. The capital increase’s instruments were sold pursuant to exemptions from SEC registration and thus may be restricted securities for a period of time in the United States. As a result, the company’s current ADR program, with JP Morgan as Depositary Bank, will maintain until further notice the books closed for issuances and open for cancellations. As previously informed, due to the Chapter 11 filing, LATAM’s ADR program was delisted from the NYSE and currently, its ADR’s continue to trade on the over-the-counter exchange under the ticker “LTMAY”.

It is the Company’s intention to relist on the New York Stock Exchange, however, it is currently evaluating the timing of its occurrence and working to determine an appropriate launch date and will inform the market when it has any further information.

LATAM FLEET PLAN

LATAM’s fleet is comprised of 237 Airbus narrow-body aircraft, 57 Boeing wide-body aircraft and 16 Boeing cargo freighters, totaling 310 aircraft with an average age of 11.6 years. For a breakdown of the current fleet, see the fleet chart in the reference tables section toward the end of this report. As of the date of publication, LATAM has fleet commitment agreements with Airbus and Boeing for new aircraft and additionally has signed several contracts with lessors to receive both narrow-body Airbus and wide-body Boeing aircraft in the coming years, as detailed below. These newer aircraft will allow LATAM to renew and expand its fleet and reflect LATAM’s commitment to a modern fleet and its long-term sustainability strategy toward carbon neutrality by 2050.

With regard to its cargo fleet, the group is carrying out an expansion plan by converting B767 passenger aircraft into cargo freighters. As of the publication date, four freighters have already been converted, with the remaining six conversions to take place in 2023 and 2024. Additionally, the company expects to sell three of its cargo freighters, and thus estimates a total freighter fleet of 19 freighters in 2024.

6

As it looks forward, LATAM expects to operate similar levels of capacity (ASKs) with a reduced fleet when compared to pre-pandemic. This is attributed to cabin densification as part of its retrofit process to renovate cabin interiors, increased aircraft utilization and the incorporation of newer, larger capacity aircraft to its fleet.

Fleet Plan	2023	2024	2025
Passenger Aircraft
Narrow Body
Airbus Ceo Family	214	176	173
Airbus Neo Family	31	46	63
Total NB	245	222	236

Wide Body
Boeing 787	37	37	41
Other Boeing	21	19	19
Total WB	58	56	60
TOTAL	303	278	296

Cargo Aircraft
Boeing 767-300F	20	19	19
TOTAL	20	19	19
TOTAL FLEET	323	297	315

2023 GUIDANCE

Guidance for 2023 remains unchanged with respect to the guidance update issued by the Company on January 19, 2023 (see table below).

Guidance		2023E

ASK Growth vs 2022 (billion)	International	37 - 40%
	Brazil Domestic	8 - 11%
	Spanish Speaking Countries Domestic	8 - 11%
	TOTAL	20 - 24%

ATK Growth vs 2022 (billion)		20 - 23%
Revenues (US$ billion)		11 - 11.5
CASK ex fuel (US$ cents)		4.6 - 4.7
Passenger CASK ex fuel[1] (US$ cents)		4.0 - 4.1
EBIT Margin		5 - 7%
Adjusted EBIT Margin[2]		6 - 8%
Adjusted EBITDAR[2] (US$ billion)		2.0 - 2.2
Liquidity[3] (US$ billion)		2.3 - 2.4
Financial Net Debt[4] (US$ billion)		6.1 - 6.2
Net Debt/Adjusted EBITDAR (x)		2.9x - 3.1x

Footnotes:

1)	Passenger CASK ex fuel excludes cargo costs associated with belly and freighter operations and variable Aircraft Rental expenses (non-cash P&L effect).

2)	Adjusted EBIT Margin and Adjusted EBITDAR exclude non-recurring items and variable Aircraft Rental expenses (non-cash P&L effect).

3)	Liquidity is defined as Cash and Cash Equivalents and undrawn, committed revolving credit facilities.

4)	Financial Net Debt includes operating leases liabilities, financial leases and other financial debt excluding associated guarantees, net of Cash and Cash Equivalents.

7

Financial Statements Publication & Conference Call

LATAM filed its yearly financial statements for the year ended December 31, 2022, with the Comisión para el Mercado Financiero (CMF) of Chile on March 9, 2022. These financial statements are available in Spanish and English at http://www.latamairlinesgroup.net. For further inquiries, please contact the Investor Relations team at InvestorRelations@latam.com.

The Company will hold a conference call to discuss the fourth quarter 2022 financial results on Friday, March 10, 2023, at 8:00 am ET / 10:00 am Santiago.

Webcast Link: click here

Teleconference Link: click here

About LATAM Airlines Group S.A.

LATAM Airlines Group S.A and its affiliates are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to/from Europe, the United States, Oceania and the Caribbean.

The group has a fleet of Boeing 767, 777, 787, Airbus A321, A320, A320neo and A319 aircraft.

LATAM Cargo Chile, LATAM Cargo Colombia, and LATAM Cargo Brazil are the LATAM group cargo subsidiaries. In addition to having access to the bellies of the passenger affiliates’ aircraft, they have a fleet of 16 freighters, which will gradually increase to a total of up to 20 freighters by 2024.

They operate on the LATAM group network as well as international routes that are solely used for shipping. They offer modern infrastructure, a wide variety of services and protection options to meet all customer needs.

For LATAM Cargo press inquiries, write to comunicaciones.externas@latam.com. More financial information is available at www.latamairlinesgroup.net.

8

LATAM Airlines Group S.A.

Consolidated Financial Results for the Fourth Quarter 2022 (in thousands of US Dollars)

As of this quarter, LATAM is reporting adjustments for special items that management believes distort the financial results. The adjustments in the quarter include LATAM’s variable fleet payments (PBH) accounted for in Aircraft Rentals as well as employee compensation associated with the Corporate Incentive Plan. Applicable adjustments have been made for the 2021 and 2019 periods in order to be comparable and thus explaining any difference from previously reported figures.

	For the three month period ended December 31
	2022	Adjustments		2022 Adjusted	2021 Adjusted	% Change		2019 Adjusted	% Change

REVENUE
Passenger	2,291,419			2,291,419	1,475,129	55.3%		2,477,675	-7.5%
Cargo	420,113			420,113	464,814	-9.6%		279,986	50.0%
Other Income	32,739			32,739	55,914	-41.4%		112,941	-71.0%
TOTAL OPERATING REVENUE	2,744,271			2,744,271	1,995,857	37.5%		2,870,602	-4.4%

EXPENSES
Wages and Benefits	(390,286)	53,300		(336,986)	(288,641)	16.7%		(439,737)	-23.4%
Aircraft Fuel	(1,072,850)			(1,072,850)	(561,955)	90.9%		(743,781)	44.2%
Commissions to Agents	(49,704)			(49,704)	(37,005)	34.3%		(55,311)	-10.1%
Depreciation and Amortization	(300,364)			(300,364)	(312,529)	-3.9%		(390,762)	-23.1%
Other Rental and Landing Fees	(264,145)			(264,145)	(227,544)	16.1%		(339,215)	-22.1%
Passenger Services	(65,545)			(65,545)	(28,860)	127.1%		(70,021)	-6.4%
Aircraft Rentals	(26,709)	26,709		-	-	n.m.		-	n.m.
Aircraft Maintenance	(144,052)			(144,052)	(121,734)	18.3%		(128,050)	12.5%
Other Operating Expenses	(290,876)			(290,876)	(247,677)	17.4%		(353,328)	-17.7%
TOTAL OPERATING EXPENSES	(2,604,531)	80,009		(2,524,522)	(1,825,945)	38.3%		(2,520,205)	0.2%

OPERATING INCOME/(LOSS)	139,740	80,009		219,749	169,912	29%		350,397	-37%
Operating Margin	5.1%	2.9	pp	8.0%	8.5%	-0.5	pp	12.2%	-4.2	pp

Interest Income	1,017,799			1,017,799	6,256	16169.2%		10,020	10057.7%
Interest Expense	(236,952)			(236,952)	(216,887)	9.3%		(163,876)	44.6%
Adjusted Other Income (Expense)	1,715,674			1,715,674	(1,383,596)	-224.0%		1,306	131268.6%

INCOME/(LOSS) BEFORE TAXES	2,636,261	80,009		2,716,270	(1,424,315)	-290.7%		197,847	1272.9%
Income Taxes	(97,098)			(97,098)	(1,232,247)	-92.1%		30,770	-415.6%

NET INCOME/(LOSS)	2,539,163	80,009		2,619,172	(2,656,562)	-198.6%		228,617	1045.7%

Attributable to:
Owners of the parent	2,538,448	80,009		2,458,439	(2,658,631)	-192.5%		227,057	982.7%
Non-controlling interest	715			715	2,069	-65.4%		1,560	-54.2%

NET INCOME/(LOSS) attributable to the owners of the parent	2,538,448	80,009		2,458,439	(2,658,631)	-192%		227,057	983%
Net Margin attributable to the owners of the parent	92.5%	-2.9	pp	89.6%	-133.2%	222.8	pp	7.9%	81.7	pp

Effective Tax Rate	-3.7%	0.1	pp	-3.6%	86.5%	-90.1	pp	15.6%	-19.1	pp

EBITDA	440,104	80,009		520,113	482,441	7.8%		741,159	-29.8%
EBITDA Margin	16.0%	2.9	pp.	19.0%	24.2%	-5.2	pp.	25.8%	-6.9	pp.
EBITDAR	466,813	53,300		520,113	482,441	7.8%		741,159	-29.8%
EBITDAR Margin	17.0%	1.9	pp.	19.0%	24.2%	-5.2	pp.	25.8%	-6.9	pp.

9

LATAM Airlines Group S.A.

Consolidated Financial Results for the twelve-month period ended December (in thousands of US Dollars)

As of this quarter, LATAM is reporting adjustments for special items that management believes distort the financial results. The adjustments in the year include LATAM’s variable fleet payments (PBH) accounted for in Aircraft Rentals as well as employee compensation associated with the Corporate Incentive Plan. Applicable adjustments have been made for the 2021 and 2019 periods in order to be comparable and thus explaining any difference from previously reported figures.

	For the twelve month period ended December 31
	2022	Adjustments		2022 Adjusted	2021 Adjusted	% Change		2019 Adjusted	% Change

REVENUE
Passenger	7,636,429			7,636,429	3,342,381	128.5%		9,005,629	-15.2%
Cargo	1,726,092			1,726,092	1,541,634	12.0%		1,064,434	62.2%
Other Income	154,286			154,286	227,331	-32.1%		360,864	-57.2%
TOTAL OPERATING REVENUE	9,516,807			9,516,807	5,111,346	86.2%		10,430,927	-8.8%

EXPENSES
Wages and Benefits	(1,266,336)	53,300		(1,213,036)	(1,007,536)	20.4%		(1,794,762)	-32.4%
Aircraft Fuel	(3,882,505)			(3,882,505)	(1,487,776)	161.0%		(2,929,008)	32.6%
Commissions to Agents	(167,035)			(167,035)	(89,208)	87.2%		(221,884)	-24.7%
Depreciation and Amortization	(1,179,512)			(1,179,512)	(1,165,394)	1.2%		(1,469,976)	-19.8%
Other Rental and Landing Fees	(1,036,158)			(1,036,158)	(755,188)	37.2%		(1,275,859)	-18.8%
Passenger Services	(184,357)			(184,357)	(77,363)	138.3%		(261,330)	-29.5%
Aircraft Rentals	(202,845)	202,845		-	-	n.m.		-	n.m.
Aircraft Maintenance	(582,848)			(582,848)	(533,738)	9.2%		(444,611)	31.1%
Other Operating Expenses	(1,136,490)			(1,136,490)	(959,427)	18.5%		(1,291,895)	-12.0%
TOTAL OPERATING EXPENSES	(9,638,086)	256,145		(9,381,941)	(6,075,630)	54.4%		(9,689,325)	-3.2%

OPERATING INCOME/(LOSS)	(121,279)	256,145		134,866	(964,284)	-114%		741,602	-82%
Operating Margin	-1.3%	2.7	pp	1.4%	-18.9%	20.3	pp	7.1%	-5.7	pp

Interest Income	1,052,295			1,052,295	21,107	4885.5%		26,283	3903.7%
Interest Expense	(942,403)			(942,403)	(805,544)	17.0%		(589,934)	59.7%
Adjusted Other Income (Expense)	1,357,438			1,357,438	(2,180,493)	-162.3%		(36,035)	-3867.0%

INCOME/(LOSS) BEFORE TAXES	1,346,051	256,145		1,602,196	(3,929,214)	-140.8%		141,916	1029.0%
Income Taxes	(8,914)			(8,914)	(568,935)	-98.4%		53,697	-116.6%

NET INCOME/(LOSS)	1,337,137	256,145		1,593,282	(4,498,149)	-135.4%		195,613	714.5%

Attributable to:
Owners of the parent	1,339,210	256,145		1,595,355	(4,492,498)	-135.5%		190,430	737.8%
Non-controlling interest	(2,073)			(2,073)	(5,651)	-63.3%		5,183	-140.0%

NET INCOME/(LOSS) attributable to the owners of the parent	1,339,210	256,145		1,595,355	(4,492,498)	-136%		190,430	738%
Net Margin attributable to the owners of the parent	14.1%	2.7	pp	16.8%	-87.9%	104.7	pp	1.8%	14.9	pp

Effective Tax Rate	-0.7%	0.1	pp	-0.6%	14.5%	-15.0	pp	37.8%	-38.4	pp

EBITDA	1,058,233	256,145		1,314,378	201,110	553.6%		2,211,578	-40.6%
EBITDA Margin	11.1%	2.7	pp.	13.8%	3.9%	9.9	pp.	21.2%	-7.4	pp.
EBITDAR	1,261,078	53,300		1,314,378	201,110	553.6%		2,211,578	-40.6%
EBITDAR Margin	13.3%	0.6	pp.	13.8%	3.9%	9.9	pp.	21.2%	-7.4	pp.

10

LATAM Airlines Group S.A.

Consolidated Operational Statistics

	For the three month period ended December 31					For the twelve month period ended December 31
	2022	2021	% Change	2019	% Change	2022	2021	% Change	2019	% Change
System
Costs per ASK (US Cent)	8.1	7.9	3.4%	6.6	24.1%	8.5	9.2	-8.1%	6.5	30.3%
Costs per ASK ex fuel (US Cents)	4.8	5.6	-14.1%	4.6	3.6%	5.1	7.0	-27.9%	4.5	11.5%
Passenger CASK ex fuel (US$ cents)	4.0	4.6	-13.0%	4.3	-6.1%	4.3	5.8	-25.9%	4.2	2.9%
Fuel Gallons Consumed (millions)	283.6	226.1	25.4%	327.3	-13.3%	1,017.2	677.1	50.2%	1,272.7	-20.1%
Fuel Gallons Consumed per 1,000 ASKs	8.9	9.3	-4.3%	8.5	4.1%	8.9	10.0	-10.8%	8.5	4.7%
Fuel Price (with hedge) (US$ per gallon)	3.78	2.49	52.2%	2.28	66.2%	3.82	2.20	73.7%	2.30	65.7%
Fuel Price (without hedge) (US$ per gallon)	3.79	2.50	51.5%	2.28	66.7%	3.84	2.21	73.4%	2.28	67.9%
Average Trip Length (km)	1,242	1,210	2.6%	1,352	-8.1%	1,233	1,139	8.3%	1,407	-12.4%
Total Number of Employees (average)	32,195	29,227	10.2%	41,495	-22.4%	30,877	28,429	8.6%	41,043	-24.8%
Total Number of Employees (end of the period)	32,507	29,114	11.7%	41,729	-22.1%	32,507	29,114	11.7%	41,729	-22.1%

Passenger
ASKs (millions)	31,971	24,401	31.0%	38,405	-16.8%	113,852	67,636	68.3%	149,112	-23.6%
RPKs (millions)	26,012	19,845	31.1%	31,835	-18.3%	92,588	50,317	84.0%	124,521	-25.6%
Passengers Transported (thousands)	17,153	14,848	15.5%	19,946	-14.0%	62,467	40,195	55.4%	74,189	-15.8%
Load Factor (based on ASKs) %	81.4%	81.3%	0.0 pp	82.9%	-1.5 pp	81.3%	74.4%	6.9 pp	83.5%	-2.2 pp
Yield based on RPKs (US Cents)	8.8	7.4	18.5%	7.8	13.2%	8.2	6.6	24.2%	7.2	14.0%
Revenues per ASK (US cents)	7.2	6.0	18.6%	6.5	11.1%	6.7	4.9	35.7%	6.0	11.1%

Cargo
ATKs (millions)	1,742	1,395	24.9%	1,640	6.2%	6,256	4,788	30.7%	6,357	-1.6%
RTKs (millions)	953	833	14.4%	925	3.1%	3,532	3,035	16.4%	3,526	0.2%
Tons Transported (thousands)	240	216	10.9%	244	-1.8%	901	802	12.4%	904	-0.4%
Load Factor (based on ATKs) %	54.7%	59.7%	-5.0 pp	56.4%	-1.7 pp	56.5%	63.4%	-6.9 pp	55.5%	1.0 pp
Yield based on RTKs (US Cents)	44.1	55.8	-21.0%	30.3	45.6%	48.9	50.8	-3.8%	30.2	61.9%
Revenues per ATK (US Cents)	24.1	33.3	-27.7%	17.1	41.2%	27.6	32.2	-14.3%	16.7	64.8%

Note: Passenger CASK ex fuel excludes special items

11

LATAM Airlines Group S.A.

Consolidated Balance Sheet (in thousands of US Dollars)

	As of December 31	As of December 31	As of December 31
	2022	2021	2019
Assets:

Cash and cash equivalents	1,216,675	1,046,835	1,072,579
Other financial assets	503,515	101,138	499,504
Other non-financial assets	191,364	108,368	313,449
Trade and other accounts receivable	1,008,109	881,770	1,244,348
Accounts receivable from related entities	19,523	724	19,645
Inventories	477,789	287,337	354,232
Current tax assets	33,033	41,264	29,321
Total current assets other than non-current assets (or disposal groups) classified as held for sale	3,450,008	2,467,436	3,533,078
Non-current assets (or disposal groups)	86,416	146,792	485,150
classified as held for sale
Total current assets	3,536,424	2,614,228	4,018,228

Other financial assets	15,517	15,622	46,907
Other non-financial assets	148,378	125,432	204,928
Accounts receivable	12,743	12,201	4,725
Intangible assets other than goodwill	1,080,386	1,018,892	1,448,241
Goodwill	-	-	2,209,576
Property, plant and equipment	8,411,661	9,489,867	12,919,618
Deferred tax assets	5,915	15,290	235,583
Total non- current assets	9,674,600	10,677,304	17,069,578
Total assets	13,211,024	13,291,532	21,087,806
Liabilities and shareholders’ equity:

Other financial liabilities	802,841	4,453,451	1,885,660
Trade and other accounts payables	1,627,992	4,839,251	2,222,874
Accounts payable to related entities	12	661,602	56
Other provisions	14,573	27,872	5,206
Current tax liabilities	1,026	675	11,925
Other non-financial liabilities	2,642,251	2,332,576	2,835,221
Total current liabilities	5,088,695	12,315,427	6,960,942

Other financial liabilities	5,979,039	5,948,702	8,530,418
Accounts payable	326,284	472,426	619,110
Other provisions	927,964	712,581	286,403
Deferred tax liabilities	344,625	341,011	616,803
Employee benefits	93,488	56,233	93,570
Other non-financial liabilities	420,208	512,056	851,383
Total non-current liabilities	8,091,608	8,043,009	10,997,687
Total liabilities	13,180,303	20,358,436	17,958,629

Share capital	13,298,486	3,146,265	3,146,265
Retained earnings/(losses)	(7,501,896)	(8,841,106)	352,272
Treasury Shares	(178)	(178)	(178)
Other equity	39	-	-
Other reserves	(5,754,173)	(1,361,529)	(367,577)
Parent’s ownership interest	42,278	(7,056,548)	3,130,782
Non-controlling interest	(11,557)	(10,356)	(1,605)
Total equity	30,721	(7,066,904)	3,129,177
Total liabilities and equity	13,211,024	13,291,532	21,087,806

12

LATAM Airlines Group S.A.

Consolidated Statement of Cash Flow – Direct Method (in thousands of US Dollars)

	As of December 31, 2022	As of December 31, 2021	As of December 31, 2019
Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services	10,549,542	5,359,778	11,079,333
Other cash receipts from operating activities	117,118	52,084	127,683

Payments for operating activities
Payments to suppliers for goods and services	(9,113,130)	(4,391,627)	(6,663,875)
Payments to and on behalf of employees	(1,039,336)	(941,068)	(1,644,806)
Other payments for operating activities	(272,823)	(156,395)	(267,643)
Income taxes (paid)	(14,314)	(9,437)	(45,311)
Other cash inflows (outflows)	(130,260)	(87,576)	241,286

Net cash (out flow) inflow from operating activities	96,797	(174,241)	2,826,667

Cash flow from investing activities
Cash flows arising from losing control of subsidiaries or other businesses	-	752	-
Other cash receipts from sales of equity or debt instruments of other entities	417	35	4,063,582
Other payments to acquire equity or debt instruments of other entities	(331)	(208)	(4,131,890)
Amounts raised from sale of property, plant and equipment	56,377	105,000	50,322
Purchases of property, plant and equipment	(780,538)	(597,103)	(1,276,621)
Purchases of intangible assets	(50,116)	(88,518)	(140,173)
Interest Received	18,934	9,056	17,822
Other cash inflows (outflows)	6,300	18,475	(2,249)

Net cash inflow (out flow) from investing activities	(748,957)	(552,511)	(1,419,207)

Cash flows from financing activities
Proceeds from issuance of shares	549,038	-	-
Payments for changes in ownership interests in subsidiaries that do not result in loss of control	-	-	(294,105)
Amounts from issuance of other equity instruments	3,202,790	-	-
Amounts raised from long-term loans	2,361,875	-	1,781,728
Amounts raised from short-term loans	4,856,025	661,609	93,000
Loans from Related Entities	770,522	130,102	-
Loans repayments	(8,759,413)	(463,048)	(1,860,455)
Payments of lease liabilities	(131,917)	(103,366)	(398,992)
Payments of loans to related entities	(1,008,483)	-	-
Dividends paid	-	-	(55,116)
Interest paid	(521,716)	(104,621)	(550,877)
Other cash inflows (outflows)	(463,766)	(11,034)	(58,704)

Net cash inflow (out flow) from financing activities	854,955	109,642	(1,343,521)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate change	202,795	(617,110)	63,939
Effects of variation in the exchange rate on cash and equivalents	(32,955)	(31,896)	(73,002)
Net increase (decrease) in cash and cash equivalents	169,840	(649,006)	(9,063)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,046,835	1,695,841	1,081,642

CASH AND CASH EQUIVALENTS AT END OF PERIOD	1,216,675	1,046,835	1,072,579

13

LATAM Airlines Group S.A.

Adjusted Free Cash Flow Reconciliation (in thousands of US Dollars)

Cash flow statement to facilitate the analysis of LATAM’s free cash flow.

Adjusted Free Cash flow	For the three month period ended December 31	For the twelve month period ended December 31

Adjusted EBITDAR	520,113	1,314,378
Income statement adjusted for special items	(53,300)	(53,300)
EBITDAR	466,813	1,261,078

Changes in working capital	61,450	155,055
Cash taxes	(1,969)	(14,314)
Operating lease payments	(106,660)	(383,837)
Interest Income	8,854	18,934
Adj. Operating cash flow	-38,325	-224,162

Maintenance Capex	(344,946)	(778,607)
Capex for growth & Fleet Capex Net of Financing	(50,376)	(201,189)
Adj. Investment cash flow	(395,322)	(979,796)
Adj. Unlevered FCF	33,167	57,120
Interest on financial debt	(4,244)	(238,051)
Interest on finance leases	(17,050)	(52,088)
Adj. Levered FCF	11,873	(233,019)

Finance lease amortization	(111,638)	(331,292)
Non-Fleet Financial debt net amortization	(27,547)	225,327
Statutory Dividends	0	0
Chapter 11 Related Transactions	402,805	548,844
Other (Incl. Asset Sale, Fx and others)	43,971	(40,021)
Adj. Financing & Others cash flow	286,298	112,720
Change in cash	319,465	169,840

Notes:

1)	Income Statement adjustments for special items in the period include provision of the Corporate Incentive Program (“CIP”).

2)	Operating leases includes variable Aircraft Rentals (Pay by the Hour “PBH”) and Operational Leases under IFRS 16 including amortization and interest (both fleet and non-fleet).

3)	Maintenance Capex primarily includes engine shop visits, aircraft c-checks, restocking of parts, ordinary course IT-related capex, as well as capex associated with fleet projects that do not contribute additional capacity to the group’s operations (i.e. aircraft wi-fi connectivity and cabin retrofit based on age limit policy).

4)	Growth & Fleet capex (net of financing) includes capex associated with additional spare parts and engines, PDPs, fleet projects that contribute additional capacity, certain other strategic projects that add value, and fleet arrivals net of their financing.

5)	Chapter 11 Related Transactions includes Exit Financing and Emergence change in cash.

14

LATAM Airlines Group S.A.

Consolidated Balance Sheet Indicators (in thousands of US Dollars)

	As of December 31	As of December 31	As of December 31
	2022	2021	2019
Total Assets	13,211,024	13,291,532	21,087,806
Total Liabilities	13,180,303	20,358,436	17,958,629
Total Equity*	30,721	(7,066,904)	3,129,177
Total Liabilities and Shareholders equity	13,211,024	13,291,532	21,087,806

Debt
Current and long term portion of loans from financial institutions**	3,162,865	6,246,662	5,462,684
Current and long term portion of obligations under capital leases	1,088,239	1,189,182	1,730,843
Total Financial Debt	4,251,104	7,435,844	7,193,527
Lease liabilities	2,216,454	2,960,638	3,172,157
Total Gross Debt	6,467,558	10,396,482	10,365,684
Cash, cash equivalents and liquid investments***	(1,216,952)	(1,047,182)	(1,459,248)
Total Net Debt	5,250,606	9,349,300	8,906,436

*	Includes non-controlling interest.
**	Excluding associated guarantees.
***	Includes “Cash and cash equivalents” and certain highly liquid investments accounted for as “Private investment funds” in “Other Financial Assets”.

LATAM Airlines Group S.A.

Main Financial Ratios

	As of December 31	As of December 31	As of December 31
	2022	2021	2019
Cash, cash equivalents and liquid investments* as % of LTM revenues	12.8%	20.5%	14.0%
Liquidity** as % of LTM revenues	24.3%	20.5%	19.7%

Gross Debt (US$ thousands)	6,467,558	10,396,482	10,365,684
Gross Debt / EBITDAR (LTM)	5.2	nm	4.7
Gross Debt / Adjusted EBITDAR (LTM)	4.9	nm	4.7

Net Debt (US$ thousands)	5,250,606	9,349,300	8,906,436
Net Debt / EBITDAR (LTM)	4.2	nm	4.0
Net Debt / Adjusted EBITDAR (LTM)	4.0	nm	4.0

Note: Adjusted EBITDAR (LTM) refers to Adjusted EBITDAR (Last Twelve Months) (US$ thousands). As of December 31, 2022. For the ratios as of December 31, 2021, and December 31, 2019, it is calculated using the full twelve months Adjusted EBITDAR in 2019 (US$2,211,578) and 2021 (US$201,110).

*	Includes “Cash and cash equivalents” and certain highly liquid investments accounted for as “Private investment funds” in “Other Financial Assets”.
**	Includes “Cash and cash equivalents”, certain highly liquid investments accounted for as “Private investment funds” in “Other Financial Assets” and Revolving Credit Facilities fully undrawn (two RCFs of US$600 million and US$500 million with maturities in 2025 and 2026, respectively, as of December 31, 2022).

Note: Gross and Net Debt excludes associated guarantees.

15

LATAM Airlines Group S.A.

Consolidated Fleet

	As of December 31, 2022
	Aircraft on Property, Plant & Equipment	Aircraft on Right of Use under IFRS16	Total
Passenger Aircraft
Boeing 767-300 ER	16	-	16
Boeing 777-300 ER	4	6	10
Boeing 787-8	4	6	10
Boeing 787-9	2	19	21
Airbus A319-100	40	1	41
Airbus A320-200	91	40	131
Airbus A320- Neo	1	15	16
Airbus A321-200	19	30	49
TOTAL	177	117	294
Cargo Aircraft
Boeing 767-300F	15	1	16
TOTAL	15	1	16
TOTAL FLEET	192	118	310

Note: This table includes three Boeing 767, three Airbus A320 and twenty eight Airbus A319 that were reclassified from Property, Plant and Equipment to Assets Held for Sale.

16

LATAM Airlines Group S.A.

Reconciliation of Reported Amounts to Non-GAAP Items (in thousands of US Dollars)

LATAM Airlines Group S.A. (“LATAM” or “the Company”) prepares its financial statements under “International Financial Reporting Standards” (“IFRS”) as issued by the IASB, however, for ease of presentation and comparison, the Income Statement in this report is presented in an Adapted by Nature Format. On some occasions, adjustments to these Income Statement figures are made for Special Items. These adjustments to include or exclude special items allows management an additional tool to understand and analyze its core operating performance and allow for more meaningful comparison in the industry. Therefore, LATAM believes these non-GAAP financial measures, derived from the consolidated financial statements but not presented in accordance with IFRS, may provide useful information to investors and others. In this table, you can find a reconciliation of the IFRS and the Adapted by Nature Format as LATAM reports its Income Statement in this earnings release for ease of comparison and further disclosure, as well as the adjustments made for Special Items.

These non-GAAP items may not be comparable to similarly titled non-GAAP items of other companies and should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.

The tables below show these reconciliations:

	For the three month period ended December 31					For the twelve month period ended December 31
	2022	2021	% Change	2019	% Change	2022	2021	% Change	2019	% Change
Cost of sales	(2,150,914)	(1,542,909)	39.4%	(2,066,372)	4.1%	(8,103,483)	(4,963,485)	63.3%	(7,951,269)	1.9%
(+) Distribution costs	(113,977)	(95,361)	19.5%	(133,264)	-14.5%	(426,599)	(291,820)	46.2%	(580,046)	-26.5%
(+) Administrative expenses	(205,122)	(160,858)	27.5%	(219,783)	-6.7%	(576,429)	(439,494)	31.2%	(735,218)	-21.6%
(+) Other expenses	(134,519)	(123,299)	9.1%	(100,788)	33.5%	(531,575)	(535,824)	-0.8%	(422,792)	25.7%
TOTAL OPERATING EXPENSES	(2,604,531)	(1,922,427)	35.5%	(2,520,205)	3.3%	(9,638,086)	(6,230,623)	54.7%	(9,689,325)	-0.5%
(-) Adjustments to Wages and benefits	53,300	34,363	55.1%	-	n.m.	53,300	34,363	55.1%	-	n.m.
(-) Adjustmentes to Aircraft rentals	26,709	62,119	-57.0%	-	n.m.	202,845	120,630	68.2%	-	n.m.
TOTAL ADJUSTED OPERATING EXPENSES	(2,524,522)	(1,825,945)	38.3%	(2,520,205)	0.2%	(9,381,941)	(6,075,630)	54.4%	(9,689,325)	-3.2%

Income/(Loss) from operation activities	1,877,745	(1,317,735)	-242.5%	354,951	429.0%	1,211,578	(3,425,785)	-135.4%	753,127	60.9%
(-) Restructuring activities expenses	(2,065,703)	1,382,334	-249.4%	-	n.m.	(1,679,934)	2,337,182	-171.9%	-	n.m.
(-) Other gains/(losses)	327,697	8,831	3610.8%	(4,556)	-7293.4%	347,077	(30,674)	-1231.5%	(11,525)	-3111.6%
OPERATING INCOME/(LOSS)	139,740	73,430	90.3%	350,397	-60.1%	(121,279)	(1,119,277)	-89.2%	741,602	-116.4%
(-) Adjustments to Wages and benefits	53,300	34,363	55.1%	-	n.m.	53,300	34,363	55.1%	-	n.m.
(-) Adjustmentes to Aircraft rentals	26,709	62,119	-57.0%	-	n.m.	202,845	120,630	68.2%	-	n.m.
ADJUSTED OPERATING INCOME/(LOSS)	219,749	169,912	29.3%	350,397	-37.3%	134,866	(964,284)	-114.0%	741,602	-81.8%

(+) Restructuring activities expenses	2,065,703	(1,382,334)	-249.4%	-	n.m.	1,679,934	(2,337,182)	-171.9%	-	n.m.
(+) Other gains/(losses)	(327,697)	(8,831)	3610.8%	4,556	-7292.8%	(347,077)	30,674	-1231.5%	11,525	-3111.6%
(+) Foreign exchange gains/(losses)	(23,361)	12,001	-294.7%	9,263	-352.2%	25,993	131,408	-80.2%	(32,571)	-179.8%
(+) Result of indexation units	1,029	(4,432)	-123.2%	(12,510)	-108.2%	(1,412)	(5,393)	-73.8%	(14,989)	-90.6%
Adjusted Other Income (Expense)	1,715,674	(1,383,596)	-224.0%	1,306	131228.4%	1,357,438	(2,180,493)	-162.3%	(36,035)	-3867.0%

NET INCOME/(LOSS)	2,539,163	(2,753,044)	-192.2%	228,617	1010.7%	1,337,137	(4,653,142)	-128.7%	195,613	583.6%
(-) Income Taxes	97,098	1,232,247	-92.1%	(30,770)	-415.6%	8,914	568,935	-98.4%	(53,697)	-116.6%
(-) Interest Expense	236,952	216,887	9.3%	163,876	44.6%	942,403	805,544	17.0%	589,934	59.7%
(-) Interest Income	(1,017,799)	(6,256)	16169.2%	(10,020)	10057.7%	(1,052,295)	(21,107)	4885.5%	(26,283)	3903.7%
(-) Depreciation and Amortization	300,364	312,529	-3.9%	390,762	-23.1%	1,179,512	1,165,394	1.2%	1,469,976	-19.8%
(-) Adjusted Other Income (Expense)	(1,715,674)	1,383,596	-224.0%	(1,306)	131268.6%	(1,357,438)	2,180,493	-162.3%	36,035	-3867.0%
EBITDA	440,104	385,959	14.0%	741,159	-40.6%	1,058,233	46,117	2194.7%	2,211,578	-52.2%
(-) Adjustments to Wages and benefits	53,300	34,363	55.1%	-	n.m.	53,300	34,363	55.1%	-	-
(-) Adjustmentes to Aircraft rentals	26,709	62,119	-57.0%	-	n.m.	202,845	120,630	68.2%	-	-
Adjusted EBITDA	520,113	482,441	7.8%	741,159	-29.8%	1,314,378	201,110	553.6%	2,211,578	-40.6%

(-) Aircraft Rentals	26,709	62,119	-57.0%	-	-	202,845	120,630	68.2%	-	-
EBITDAR	466,813	448,078	4.2%	741,159	-37.0%	1,261,078	166,747	656.3%	2,211,578	-43.0%
(-) Adjustments to Wages and benefits	53,300	34,363	55.1%	-		53,300	34,363		-
Adjusted EBITDAR	520,113	482,441	7.8%	741,159	-29.8%	1,314,378	201,110	553.6%	2,211,578	-40.6%

17